SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to
13D-1(A) and amendments thereto filed pursuant to 13D-2(A)

(Amendment No. ___)*

Pimco Income Strategy Fund II
___________________________________________________

(Name of Issuer)

Auction Preferred Shares, $0.00001 par value per share
_____________________________________________________
(Title of Class of Securities)

72201J203
72201J302
72201J401
72201J500
72201J609
_____________________________________________________
(CUSIP Number)

Jonathan Brooks
Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA  90067
(310) 286-2929
_____________________________________________________
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2011
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10 Pages)

___________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 2 of 10 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 3 of 10 Pages

1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 4 of 10 Pages

1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 5 of 10 Pages

1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 6 of 10 Pages

1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.2%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 7 of 10 Pages

Item 1.	Security and the Issuer.

This statement relates to the Auction Preferred Shares, $0.00001 par value per share (the “Auction Preferred Shares”) of Pimco Income Strategy Fund II (the “Issuer”). The Issuer’s principal executive offices are located at 1345 Avenue of the Americas, New York, New York  10105.

Item 2.	Identity and Background.

(a)           This Statement is filed jointly by:

(i)           JMB Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (the “Master Fund”);

(ii)           Smithwood Partners, LLC, a California limited liability company (“Partners”), which is the General Partner of the Master Fund;

(iii)           Smithwood Advisers, L.P., a California limited partnership (“Advisers”), which is the Investment Adviser of the Master Fund;

(iv)           Smithwood General Partner, LLC, a California limited liability company (“Smithwood GP”), which is the General Partner of Advisers; and

(v)           Jonathan Brooks (“Brooks”), a United States citizen, who is the Managing Member of Partners and the controlling owner and Managing Member of Smithwood GP.

(The Master Fund, Partners, Advisers, Smithwood GP and Brooks are hereinafter collectively referred to as, the “Reporting Persons.”)

(b)           The principal business address for each of the Reporting Persons is c/o Smithwood Advisers, L.P., 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA  90067.

(c)           The principal business of the Master Fund is investing in securities. The principal business of each of the other Reporting Persons is the management of investment funds and activities related thereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Master Fund is a limited partnership formed and existing under the laws of the Cayman Islands; Partners is a limited liability company formed and existing under the laws of the State of California; Advisers is a limited partnership formed and existing under the laws of the State of California; Smithwood GP is a limited liability company formed and existing under the laws of the State of California; and Brooks is a citizen of the United States.

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 8 of 10 Pages

Item 3.	Source and Amount of Funds and Other Considerations.

In April 2010, the Master Fund purchased 593 Auction Preferred Shares of the Issuer (collectively, the “Shares”) in the open market. The aggregate purchase price for the Shares was $12,378,875.00.  All Shares were purchased with the Master Fund’s working capital.

Item 4.	Purpose of the Transaction.

The Master Fund originally purchased the Shares for investment.  The purchases were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

The Reporting Persons intend to continue to review the Master Fund's investment in the Issuer on an ongoing basis and may engage in discussions with Issuer’s management, its Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, and future plans of the Issuer. The Reporting Persons have reviewed Amendment No. 4 to Schedule 13D dated September 9, 2011 filed by Brigade Leveraged Capital Structures Fund Ltd. (“Brigade”).  The Reporting Persons strongly agree with Brigade’s view that in this historically low interest rate environment there are a number of attractive financing alternatives to replace the Shares that the Issuer should be exploring and that would be in the Issuer’s best interests.  The Reporting Persons also have concerns with respect to the Issuer’s performance, investment strategy, concentration of investments in financial companies and corporate governance policies and practices.  The Reporting Persons note Brigade’s stated intention to nominate one person for election to the Board by holders of Shares (voting exclusively as a class) at the Issuer's 2011 annual meeting of shareholders in an effort to seek new and more effective representation on the Board.  The Reporting Persons intend to review all information it may receive with respect to any such nominee and would consider voting in favor of such nominee.

Accordingly, while the Reporting Persons do not have any specific plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing to the Issuer or third parties any or all of such transactions.  The Reporting Persons evaluate their investment in the Shares and purposes for holding such Shares on an ongoing basis and reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Master Fund is the owner of 593 Auction Preferred Shares of the Issuer. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the Shares owned by the Master Fund.   Based on 6440 Auction Preferred Shares outstanding (as reported in the Issuer’s Certified Shareholder Report for the period ended January 31, 2011), the Reporting Persons are currently the beneficial owner of 9.2% of the Auction Preferred Shares.

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 9 of 10 Pages

(b)           Sole power to vote or to direct the vote:        0

Shared power to vote or to direct the vote:  Each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of the Shares held by the Master Fund.

Sole power to dispose of or to direct the disposition:        0

Shared power to dispose of or to direct the disposition:  Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of the Shares held by the Master Fund.

(c)           None of the Reporting Persons have effected any transactions in the Auction Preferred Shares of the Issuer during the last 60 days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1          -           Joint Filing Agreement.

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 10 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2011

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks

Attention:    Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Pimco Income Strategy Fund II and hereby affirms that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: September 14, 2011

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

	By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks